January 26, 2006

Mail Stop 0409

Dan J. Harkey
President and Chief Executive Officer
Point Center Financial, Inc.
30900 Rancho Viejo Road, Suite 100
San Juan Capistrano, California  92675

Re:	Point Center Mortgage Fund I, LLC
	Amendment No. 8 to Registration Statement on Form S-11
      Filed January 13, 2006
      Registration No. 333-118871

Dear Mr. Harkey:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page 47 that the sponsor`s prior programs have relied on the intrastate exemption from registration provided by Section 3(a)(11) and Rule 147 of the Securities Act. We also note that less than 80% of your National Financial Lending loans relate to properties in California. Please provide an analysis as to why you believe the programs complied with the exemption.

2. Please revise the last bullet on page 38 to disclose the amounts raised in your commercial paper and mortgage note programs and the maturities and interest rates of the notes issued in these programs.
In addition, please disclose whether or not the sponsor has defaulted on any of the notes issued in these programs.

3. Please update the Commission`s address as disclosed on page 76. The correct address is 100 F Street, N.E., Washington, D.C. 20549.

Financial Statements

4. Please continue to monitor the updating requirements of Rule 3-
12
of Regulation S-X.

Exhibit 23.3 - Consent of Independent Auditor

5. Please have your auditor update his consent for the use of his audit report.

Part II

6. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jorge Bonilla at (202) 551-3414 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. You may contact Michael McTiernan, Special Counsel, at
(202) 551-3852 or me at (202) 551-3495 with any other questions.



Sincerely,



Elaine Wolff
Branch Chief

cc:	Gregory W. Preston, Esq. (via facsimile)
      Corporate Law Solutions, P.C.



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Dan J. Harkey
Point Center Mortgage Fund I, LLC
January 26, 2006
Page 1